UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69475 / April 30, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15243

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In the Matter of

INDIGO AVIATION AB,
INDUSTRA SERVICE CORP.
  (a/k/a AMERICAN ECO CORP.),
INFINITY PRODUCTS, INC., and
INSIGHT MEDICAL GROUP, INC.
  (n/k/a TELYCOM TECHNOLOGIES, INC.)

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ORDER MAKING FINDINGS
AND REVOKING
REGISTRATIONS BY DEFAULT

The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on March 12, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Indigo Aviation AB (Indigo), Industra Service Corp. (a/k/a American Eco Corp.) (Industra), Infinity Products, Inc. (Infinity), and Insight Medical Group, Inc. (n/k/a Telycom Technologies, Inc.) (Insight), (collectively, Respondents) have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP by March 22, 2013, in accordance with Rules 141(a)(2)(ii) and (iv) of the Commission's Rules of Practice. Respondents' Answers were due by April 4, 2013. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). On April 8, 2013, Respondents were ordered to show cause, by April 18, 2013, why the registrations of their securities should not be revoked by default.

To date, Respondents have not filed Answers or otherwise shown cause why they should not be defaulted. See 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Indigo, Central Index Key (CIK) No. 1057047, is a Swedish corporation located in Malmo, Sweden, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Indigo is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 1998.

Industra, CIK No. 889377, is a British Columbia corporation located in New Westminster, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Industra is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 1995, which reported a net loss of $283,000 for the year ended December 31, 1995. Industra merged with American Eco Corp. (American Eco), CIK No. 868076, an Ontario corporation located in Houston, Texas. American Eco is also delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 29, 2000, which reported a net loss of over $4.2 million for the prior three months. On August 4, 2000, American Eco filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was closed on September 13, 2007.

Infinity, CIK No. 1055576, is a permanently revoked Nevada corporation located in West Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Infinity is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on May 14, 2001, which reported a net loss of $138,415 from its October 10, 1997, inception to December 31, 2000.

Insight, CIK No. 352903, is a void Delaware corporation located in Alicante, Spain, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Insight is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended March 31, 2001, which reported a net loss of $11,953 for the prior twelve months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Indigo Aviation AB, Industra Service Corp. (a/k/a American Eco Corp.), Infinity Products, Inc., and Insight Medical Group, Inc. (n/k/a Telycom Technologies, Inc.), is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge